NO ACT

PE
12-16-08

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001060

January 22, 2009

Received SEC
JAN 2 2 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-22-09

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Re: Bank of America Corporation
Incoming letter dated December 16, 2008

Dear Mr. Gerber:

This is in response to your letter dated December 16, 2008 concerning the shareholder proposal submitted to Bank of America by Emil L. Bereczky. We also have received a letter from the proponent dated December 31, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
FEB 1 1 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Emil L. Bereczky

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Bank of America Corporation
Incoming letter dated December 16, 2008

The proposal requests that the board take appropriate action to terminate Bank of America's acceptance of matricula consular cards for identification when providing banking services.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., sale of particular services). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Jay Knight
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission.. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Emil L. Bereczky

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

2009 JAN -9 PM 3:24

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 31, 2008

Tel.: *** FISMA & OMB Memorandum M-07-16 ***

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Emil L. Bereczky
"No Banking Services for Illegal Residents"

Ladies and Gentlemen:

Enclosed with this letter please find my arguments and rebuttal to Counsel A.A. Gerber's letter requesting exclusion of my stockholder proposal that I desire to be included with Bank Of America's proxy materials for the 2009 Annual Meeting.

There are six copies of all documents included one copy is sent to A.A. Gerber for his use and distribution to his client.

It should be noted that the Bank Of America has not been willing to discuss the subject matter "No Banking Services for Illegal Residents" in any detail with me. Delays, stonewalling, confusing response involving the Office of Comptroller of the Currency (Exhibit 1 and discussed within), and refusal to accept and return my telephone calls (is my telephone No. blocked?), are unfair tactics used by various personnel, including the chairman's office, etc.

The subject matter is very broad in scope involving the stockholder's equity, dividend maintenance, major risks to the Corporation from damages caused by terrorist attacks, if found complicit with providing banking services to illegal alien residents.

The risks are incalculably high from Governmental and civil law suits.

We have noted in our correspondence and in our present arguments that only illegal residents (=felons) have any use for matricula cards. The card is insecure and does not accurately identify the holder. There is no question about this. The FBI, members of Congress, several banks contacted and contacts in the Hispanic community all agree on this point.

The question begets itself - why is the Bank accepting such risky form of identification? Why is the Bank exposing themselves and the stockholders to unnecessary risks? An open disclosure to the stockholder is warranted. I therefore, request that Counsel Gerber's request for exclusion of my proposal be denied. If you do not agree with my request, please, advise method(s) for appeal.

Very truly yours,

Emil L. Bereczky

Emil L. Bereczky

cc: Andrew A. Gerber
Encl

ELB/cb

BANK OF AMERICA

No Banking Services for Illegal Aliens

Stockholder Proposal for the 2009 Annual Meeting of Stockholders
By: Emil L. Bereczky

RESOLVED:

The shareholders request that the Board of Directors take appropriate action to terminate the Bank's acceptance of matricula consular cards for identification when providing banking services.

Stockholder's Statement Supporting this Proposal:

Matricula consular cards are issued by other countries as identification cards for their nationals. Although Mexico issues the predominate number of matricula consular cards. other countries - such as Ecuador and Guatemala seeing its success - are now considering the issuance of similar cards. In 2003. Steve Mc Craw. Assistant Director of The Office of Intelligence, FBI testified that matricula consular cards are primarily used by illegal aliens. Moreover. he stated that matricula consular cards are not reliable forms of identification because there is no means of verifying the true identity of the card holder.

Relying on Mexican matricula for identification is clear admission that the bearer is in the United States illegally. The Code of Ethics for Bank of America ("the Bank") states. "You must not take any action. either personally or on behalf of Bank of America. which violates any law [or] regulation." The acceptance of matricula consular cards violates both federal law (18 USC 1324 (a) (1) (A) (IV)) and Department of the Treasury regulations (31 CFR 103.121).

Receiving banking services are essential to live in the United States. Under federal law, it is a serious crime to encourage illegal aliens to reside in the United States in reckless disregard of the fact that the individuals entered the country unlawfully. Since the U.S. government believes that the matricula consular cards are primarily used by illegal aliens. the Bank should not be accepting such cards as proper identification for its customers. The Bank encourages illegal immigrants to use its services and consequently their residency.

Department of the Treasury regulations require banks to implement a Customer Identification Program which "must include risk-based procedures for verifying the identity of each customer to the extent reasonable and practicable. The procedures must enable the bank to form a reasonable belief that it knows the true identity of each customer." The Bank is among the largest in retail banks, credit card issuers. mortgage issuers, and retail brokerages. It has millions of customers throughout the country. including near the Mexican border. Since the

Bank has governmental notice that matricula consular cards are unreliable and are issued by the Mexican government, the Bank cannot have reasonable belief of the true identity of their customers.

Not only does the Bank continue to violate federal law and regulations, the Bank also ignores its own Code of Ethics. The Bank must change its policy to not only become compliant but also to be the responsible leader in the banking industry.

Please. vote yes on this proposal to send this message.

Emil L Bereczky

Emil L. Bereczky
Stockholder

ELB/cb
10/31/2008

Emil L. Bereczky

*** FISMA & OMB Memorandum M-07-16 ***

December 31, 2008

Tel.: *** FISMA & OMB Memorandum M-07-16 ***



Securities and Exchnge Commission
Office of Chief Counsel
Division of Corporte Finance
100F Street, N.E.
Washington, D.C. 20549

Hunton & Williams
File No: 46123.74
Bank Of America
Stockholder Proposal
Emil L. Bereczky

Re: Stockholder Proposal Submitted
By: Emil L. Bereczky

Ladies and Gentlemen:

General:

*I am Emil L. Bereczky, a Bank Of America stockholder of 2,255.27 shares since 2003.

*I am a long time retiree helplessly watching the value of my investment drop in value from $40. to around $14. per share at the present. Dividend rate has also been halved recently.

*Stockholder proposals are limited to 500 words, and the Counsel is not limited in this manner. I hope that I will be afforded the same courtesy in my reply and rebuttal of some erroneous claims and/or conclusions by/for Bank Of America.

*I do not have training or experience in the field of law and my approach is based on the research, opinions, and conclusions of an informed person. I am not in the position to review any of the finer legal points cited by Counsel. The economic and financial circumstances have changed recently to such an extent, who would have expected B Of A to plead for bail out for example - that many past legal actions and opinions should not be applied in this unique and terrible economic climate.

*This response may seem repetitious at times but the issue of banking services to illegal residents - felons -, the Bank's non - responsive, sometimes misleading handling of this stockholder's concerns justifies this method. Add to these Counsels' accusations, which need to be addressed in the most forceful manner possible.

*I consider myself well informed because I regularly read to Los Angeles Times, The Wall Street Journal, Forbes, and Fortune. I occasionally read Money and Kiplinger magazines. I also handle, with expert help, the management of a sizable stock, bond, etc., portfolio.

*I submitted the subject proposal titled "No Banking Services for Illegal Aliens, dated Oct. 31, 2008, Exhibit 1, from frustration with Bank Of America's unresponsiveness to my contacts, primarily with the "Chairman's (Mr. Lewis') office." Examples will be cited.

The following is an outline of some of my actions. These attempts to communicate on this subject were stone walled and/or frustrated every turn by the Bank. In one case, my inquiry to The Treasury Department was sent to the Comptroller of the Currency - Case 819611 - and was transformed from a "stockholder inquiry to what appears to be a credit card holder issue, Exhibit 2. Even worse, the writer states that "it is not the position of Bank Of America to provide you (=me) with any further documentation." The second page closes with "If you have any other questions please call me..."

My repeated calls have not gone through/(blocked?) and none were returned. Clearly, this ambiguous letter was meant to confuse the Comptroller of the Currency, Case 819611.

Here is a chronological listing of my travails:
*I visited a nearly B Of A Branch, met with the VP and manager to discuss my concerns about my investment as being affected by ill advised Bank policies. He asked for a letter for submittal to supervisor. Nine months later, I am still waiting.

*Due to complete absence of any response to the above contact in spite of several visits to the branch, my wife and I decided to travel to Charlotte and present our concerns at the shareholder's meeting. The concerns centered on the declining value and safety of our investment. These as well, as the very existence of the Bank can be effected by the Bank's policies regarding providing services to illegal alien residents. A copy of my talk is attached as Exhibit 3. Copies were left with Mr. Lewis, CEO and Chairman and others.

*Mr. Lewis' short reply basically said that the Bank is not doing anything wrong with no discussion of my concerns. Governance Chair Ryan was quiet. I asked Mr. Lewis for a written response. He agreed on two separate occasions, at this meeting.

*Returning home, I received a letter from Mr. Lewis with his OpEd from the Wall Street Journal, Exhibit 4. This writing contains errors and interesting legally "proper" admission that some illegal aliens may have been provided with banking services.

*Mr. Lewis' writing justifies the bank's providing credit cards to some residents, who do not have social security numbers. His justification for providing credit cards and services hinges on reference to a four year old internal government letter of former treasury secretary J. Snow, Exhibit 5. In this letter, Mr. Snow promotes the idea of providing financial services to <u>all ethnicities</u>. Unfortunately, Mr. Lewis confuses <u>ethnicity</u> with the <u>legality of one's residency.</u> Therefore, Mr. Lewis' whole argument loses credibility.

*I noted this discrepancy and wrote Exhibit 6 to Mr. Lewis for clarification last May. I am still waiting to hear from him.

*I made countless calls to B Of A, especially to the "Chairmans Office" rarely getting to talk to a live person.

*As my frustration grew with B Of A's tactics and inability to get clear answers from Mr. Lewis, I called the Bank's Ethics Hot Line (1-888-411-1744, on Aug. 11, 2008, Case 808071932, reporting my concerns regarding the Bank Of America violating their own Code Of Ethics. I left my name, address, fax, telephone numbers and requested a reply.

*I received a call from Mr. Taft from the chairman's office and started a conversation. He did not mention that his call was regarding my call to the Ethics Hot Line. Eventually, figured this out and he agreed. I requested a written reply but he refused.

*I believe that B Of A's handling this case in itself violated the Bank's Code Of Ethics. Page 6, Section I. More on this later.

*My difficulties were added to by the mailing method used by Counsel Gerber. This letter to you states "By Overnight Delivery. " His letter of 12/16/08, has not reached me until the afternoon of 12/22/08. There was no requirement to the Postal Service for my and my alone signature. What if the signer would have misplaced the envelope? What if I would've been traveling during the holiday season? Are there any SEC requirements to insure secure receipt of important documents?

Rebuttal of Counsel's Arguments.

1. Counsel states that "Proposal may be excluded...because the Proposal's supporting statement contains materially false and misleading statements... We reject this statement.

> *It will be shown that The Bank Of America, CEO Lewis have made misleading statements over a period of time. Counsel has also reached some erroneous and misleading conclusions.
>
> *The Bank's Mr. M. Mower, chairmans' office has prepared a letter, 10/08/08 that misleads me, the reader and the office of the Controller of the Currency, Case 81961.
>
> The question is: Should we not hold the Bank to high standards, even higher standards than outsiders?

2. It is recognized and publicly well known that only illegal aliens have use of matricula consular cards issued by the Government of Mexico to their nationals. The original purpose was to facilitate their return to Mexico, etc.

Unfortunately, this application has been extended to facilitate the illegals exploitation of legal loop hole(s) in our laws. Using these illegal residents - read felons - may proceed to apply for banking services. Many banks do not accept matricula, Bank Of America does. Please, note that all legal visitors and residents have the right and obligation to receive official U.S. Government identification and recognition of all border crossings.

Matricula card holder does not have U.S. Government recognition or approval for entry, or residency. They committed a felony, a serious crime when entering the U.S.

A financial institution that accepts matricula cards, which are insecure (more on this later), is in likely violation of the Immigration and Nationality Act, which provides criminal penalties for those who encourage aliens to come or reside in the U.S. This act would then be considered felony, a serious crime.

3. Quoting from Mr. Lewis' legally cautious Wall Street Journal OpEd:

*"While the use of matricula consular cards as a form of identification may allow for the possibility that illegal immigrants may use such cards to participate in the United States" financial system..."

*"...reports have stated that in some cases illegal immigrants are able to sign up for the bank's products and services. These reports are true.

These statements are public admissions of the Bank's wrong doing almost two years ago. Their policy continues at the present. This practice results in great exposure to financial losses to the Bank and stockholders. The magnitude of exposure to financial and prosecution of potential criminal losses is incalculable, especially in case of terrorist acts by illegal residents.

Please note that by some estimates there are 12 million+ illegal residents in our country; the majority being from Mexico and other Hispanic countries . It has been reported that the Bank Of America identified the Hispanic community as a target for banking services. Even "some" cases of illegals receiving services must be "huge." More on this later.

4. Counsel states on P9 of his argument: "The proponent bases his argument that the acceptance of matricula consular cards is illegal are statements made by Steve Mc Craw, Assistant Director of the office of Intelligence, before the House Judiciary Subcommittee on Immigration, Border Security and Claims on Consular I.D. cards, on June 26, 2003.

It is disappointing that Counsel Gerber misquotes and misunderstands my stockholder proposal to reach erroneous conclusions favorable to his client.

The correct text of my proposal - Exhibit 3 is as follows: "In 2003, Steve Mc Craw, Assistant Director of the office of Intelligence, FBI, testified that matricula consular cards are

*Primarily used by illegal aliens.

*More over, he stated that matricula consular cards are not reliable forms of identification because there is no means of verifying the identity of the card holder."

I've not discussed or based any arguments regarding legality of providing services on Mr. Mc Craws quoted testimony. Counsel is wrong and this mistake alone should disqualify his argument(s) and his request to exclude my stockholder proposal.

I should state that in addition to Mr. Mc Craw's opinion I quoted , there is a consensus about matricula cards:

*They are mostly used by illegal residents, who are felons.
*The card holders identity is uncertain.
*Multiple cards can be easily obtained. Thus, identities can be easily erased or obtained at will.

Among those having this opinion are:
*The general public, including knowledgeable individuals in the Hispanic Community.
*Managers/VP's at four local banks.
*Several members of Congress also have concerns along these lines.
*Rep. Myrick - Charlotte!
*Rep. Blackburn
*Rep. Tancredo
*Rep. Price
*Rep. Miller
*Rep. Royce, etc.

This list illustrates that there is a wide spread concern about the lack of security of matricula cards. Legality is a moot point but ignoring the risks to the Bank, stockholders, and the country, is inexcusable.

5. Counsel quotes from my Proposal "...The Bank encourages illegal immigrants to use its services and consequently their residency"... The Bank must change its policies to become compliant..." The Counsel states these statements are false and misleading as they indicate that the Corporation is knowingly and actively violating the law, which is not true."

My, My, the Counsel could have also asked the reader to believe that the moon is made of green cheese, or is it green?

Refuting this claim, let' refer to quotes from B Of A, CEO K. Lewis and Counsel Gerber:

*CEO Lewis' OPED, copy attached to his letter of 04/24/08 to me. He states in a carefully worded statement:

* ...reports have stated that in some cases illegal immigrants are able to sign up for the bank's products and services. These reports are true."
*"While the use of matricula consular cards as a form of identification may allow for the

possibility that illegal immigrants may use such cards to participate in the United States' financial system."

Let's continue with

*"Quoting from Counsel Gerber's letter on page 8: "While the use of matricula consular cards as a form of identification may allow for the possibility that illegal immigrants may use such cards to participate in the United States' financial system...

Here is another "legally correct" admission that illegal resident aliens (felons) could obtain banking services with matricula cards.

We have proven conclusively earlier that matricula cards are not secure and the identity of the holder is questionable. The Bank knows only that the individual is most likely in this country illegally but his identity is uncertain. He might as well be a person plotting terrorist activities.
These admissions clearly show that the Bank knowingly provides services to illegals; only the size of the problem remain in dispute with the Bank but it is huge.
It is well known that the Bank has decided to target the Hispanic market for expansion. By some frequently quoted estimate these are around 12-million illegal residents in this market. The temptation is great but that does not disqualify the facts and my remarks. The Counsel's claims should be rejected.

6. On page 9 Counsel states that "However, the Proponent fails to discuss that required customer information includes..."
Please, give me a break and lets get realistic! A stockholder proposal is limited to 500-words. If Counsel can provide me with a better proposal limited to 500-words or less, I will consider substituting it for mine. In the meanwhile, I must insist in the inclusion of my version.

7. Page 9:" Counsel states: "The proponent states "The Bank also ignores its own Code of Ethics." "This is patently false."
(Counsel refers to "Not taking any action, which violates any law, regulation, or internal policy" in the Code of Ethics).
Unfortunately for the Bank, we must unequivocally state that Counsel's statement is the one patently false.
We have already established earlier in my rebuttal that based on both Counsel's letter and CEO Lewis' Wall Street OPED that "in some cases illegal immigrants are able to sign up for the Bank's products and services." These are not the proponent's words but is an admission by CEO Lewis. He has clearly earned internal sanctions, possibly including dismissal.

It has been stated previously that illegal alien residents have committed a serious crime (felony) when entering and residing in this Country. Aiding and abetting criminals is against the law. A retraction from Counsel is in order.

*Another Code of Ethics violation by the Bank involved me! This is documented and is as follows:
Frustrated by the Bank's continued stonewalling and rebuttal of contacts, mainly by the "Chairman's Office" – I called the Ethics and Compliance Hot line (1-888-411-1744) with my concerns on Aug. 11, 2008. This case was assigned #808071932.
According to the Bank's Code of Ethics "The Ethics Oversight Committee resolves any issues regarding the Code of Ethics... and will review the information from the Ethics Compliance Hotline. The Committee includes the Corporation's general auditor, general counsel, principal compliance executive, and chief administrative officer." Very impressive list of executives but sadly, I have not heard from the Ethics Oversight Committee to date. This is a clear, unambiguous, documented violation of the Ethics Code. It is apparently not followed or enforced.

It is noted that I received a call from M. Taft, Chairman's Office, and he reiterated the same old comments but did not immediately say that his call was meant as a response to my ethics related complaint. Once we figured this out, I requested a written reply from the office Oversight Committee. Mr Taft stated that I will not get a written reply.

This is a violation of the Ethics Code. But then, why is Bank Of America afraid to discuss my concerns and provide replies to my letters or ethics complaints?

Please, also note that I am still awaiting to hear from M. Lewis to my May, 2008 letter in which I noted some of the major flaws in his Wall Street Journal OPED Mr Lewis states that "Former Treasury secretary John Snow wrote to congressional leaders in 2004, "Americans are better protected if consumers of all nationalities are invited into the financial mainstream."

*Here, Mr. Lewis confuses the word nationalities with legality of residency. This statement is the cornerstone of Mr. Lewis' arguments for banking services to everyone. He does not differentiate between legal and illegal residents, undercutting his "nationality" argument.

*We question Mr. Lewis' reference to Mr. Snow's letter being sent to "congressional leaders" because my copy does not have any distribution. Is his statement correct? Or what is the story?

*Mr. Lewis goes on to state "Second, we believe that we have an obligation to serve all those...who are legally eligible to receive services."

We have already established that matricula consular card holders are - by all accounts - illegal aliens and are felons. Also, "aiding and abetting" criminals is also a felony. Mr. Lewis helpfully admits:..".reports have stated that in some cases illegal immigrants are able to sign up for the Bank' products and services. The reports are true. " "Counsel" seconded this appraisal. These are clear admissions. Need we say more?
We should note that various sources estimate that there are around 12-million illegal residents, most of them Hispanic. News medià also reported that the Bank Of America will/has targeted

the Hispanic market. Many of these people are illegal residents. Logic would indicate that many of these will have matricula cards that the Bank Of America has unwisely chosen to accept

Rebuttal and Discussion Continued:

1. Counsel states that "The Corporation is one of the world's largest financial institutions..." etc. We have recognized this and would like to note that large size in an industry results in a "leadership" position that others may follow out of competitive need. B Of A is the "1600 lbs. gorilla" of the Industry and as a leader, the Bank's actions should always be beyond reproach.

2. Counsel finds fault with our Proposal because he claims that it "is considered ordinary business" when it relates to matters so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for stockholder oversight. Further, ...the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. In addition, Counsel is concerned that shareholders are not in a position to make informed judgement.

*Counsel worries that allowing the stockholders to vote on this proposal might micro-manage the affairs of the Corporation."

*Counsel also states that the "Board of Directors and management are in best position to determine what policies are legal as well as prudent to service the Corporation's clients" what about the stockholders? Should their interests be also well represented?

Let's cut through the legal haze and use some Common sense arguments:
1. Fact. We have attended (with wife) the April 23, 2008, stockholders' meeting to express (Exhibit #3) our concerns "about further erosion of value (our stocks), due to B Of A's unwise actions." We specifically cited our concerns about our investment, the Bank's earnings, and obviously the maintenance of dividends. I also stated concerns bout the possibility of risks to the Bank's very existence if it is found after a terrorist attack that Bank have "aided" illegal resident alien terrorists with Banking services. I also stated my concerning the Bank's well known and admitted acceptance of the insecure Matricula Consular cards. The possession of which proves with a very high degree illegal residency, and probable illegal entry to our country. I have also expressed concern that the B Of A's actions "appear to be a violation of Federal Law and could result in criminal and (civil) liability suits."

The above cited issues are broad concerns and can not be finessed away by calling my proposal "Micro-managing" the Corporation's day to day operations. Further, concerns for stockholders' investment and the Bank's possible legal (Federal) and civil liabilities, and terrorist threats, can not be called "social policy considerations" and this argument by Counsel should be summarily dismissed.

Next, Counsel states that the Corporation is uniquely qualified to ensure compliance with such laws, rules, and regulations. We should note, however, that "qualification" does not mean proper decisions and execution. The two are separate.

The Counsel is quoted "The Board of Directors and Management are in best position to determine what policies are legal as well as prudent to serve the Corporation's clients." But are the interests of the stockholders (=owners) relegated to the trash heap ?

We must now note some very serious performance problems at the Bank. This indicates poor management and lack of Board oversight. They seem to have abdicated.

Before citing examples of unsatisfactory results, it should be noted that stockholder proposals are generally advisory in nature and are not binding on Management (Bank Of America did not respond to clear this point to date, 01/01/09).

Assuming then the advisory nature of stockholder proposals, why is the Bank opposing an open discussion of banking services to illegal alien residents? What is the Bank afraid of?

Let's now cite examples of problems already existing:
*Received a "D" in Corporate Governance from Stockholder proposal #5, 2008, that cited Corporate Library, an independent investment firm.

*Stock price dropping from $40. several years ago to $13. at the present.

*Dividend reduction of 50% in October. This in spite of Mr. Lewis' assurances to maintain the then current dividend just several months earlier. Does he not know what is going on?

*Write downs to date of over $40 billion. With additional of at least $21 billion anticipated, in 2009, by Fortune magazine.

*Received $20 billion, Federal bailout help. <u>A well run corporation does not need bailout.</u> This is not "prudent management."

*The Board and management have utterly failed in their duties and their wholesale replacement would be best for all concerned.

*Lay-offs of personnel are anticipated.

The Counsel's argument as applied to this case is not only unconvincing, it is outright ridiculous. The Corporation is in trouble and is in great danger of suffering additional large possibly fatal losses. They should not be stonewalling and fighting well meaning stockholder(s) but should engage in meaningful dialogue. I am willing to present an unvarnished realistic appraisal of the illegal alien situation to the Board, if requested. Counsel's arguments are hollow and do not apply to this case. The financial results are terrible indicating poor management performance and lack of Board oversight. As cited earlier, the Corporation received a poor "D" rating on Corporate Governance from "Corporate Library."

Counsel's argument should be dismissed.

## Conclusion:

The subject proposal addresses broad and important matters that potentially pose risks to the shareholder's equity, maintenance of dividends and in certain plausible cases of even concerns for terrorist attacks on U.S. soil that could endanger the Banks' very existence due to Government and/or civil actions.

The Proposal addresses very important considerations that the Bank has not been willing to address or even discuss in depth. Informed, open discussion involving the stock holders is sorely needed and the support of the Securities and Exchange Commission is solicited.

This Proposal is a start. The Proponent presented a forceful, detailed and importantly, a realistic rebuttal to Counsel's arguments. The Proponent, therefore, requests denial of Counsel's request to exclude his proposal from the Corporation's proxy materials for the 2009 annual meeting.

Very truly yours,

Emil L. Bereczky
B Of A Stockholder

cc: Andrew A. Gaber

ELB/cb

Exhibit 2

**Bank of America**

October 8, 2008

Emil L. Bereczky

*** FISMA & OMB Memorandum M-07-16 ***

Bank of America WorldPoints™ Visa® account ending *** FISMA & OMB Memorandum M-07-16 *** Why is my Visa card mentioned with a stockholder issue? ELB

Dear Mr. Bereczky:

This letter is in response to your correspondence regarding the above-referenced account, which was forwarded to Bank of America by the Office of the Comptroller of the Currency on October 1, 2008.

We received your letter in response to the media attention garnered by a card services pilot in Los Angeles and appreciate the opportunity to respond. We are very concerned about any misunderstanding this credit card program may have created.

The credit card initiative we have piloted in Los Angeles helps customers build a solid credit history with a leading bank. The program is consistent with our goal of meeting the financial needs of all our customers.

I can assure you that Bank of America complies with all federal and state laws and regulations, including the USA PATRIOT Act, for customers in this program. We do not target financial products and services to illegal immigrants.

As previously advised, we have provided what we feel is an adequate explanation of our position on this matter; therefore, it is not the position of Bank of America to provide you with any further documentation or correspondence supporting our position. I regret your dissatisfaction with our previous responses. Although it is never pleasant to hear our customers have been dissatisfied, we appreciate you taking the time to share your experience.

In addition, I have enclosed a copy of the of the letter to you from Kenneth D. Lewis, Chairman, CEO, and President of Bank of America, dated April 24, 2008; the letter from Secretary John W. Snow to the Honorable C.W. Bill Young; and the article in the Wall Street Journal written by Mr. Lewis. This information has been provided to you previously.

---

Bank of America, DE5-019-02-03
4060 Stanton Ogletown Road, Newark, DE 19713

Mr. Bereczky, it is our goal to work with and understand every customer, making his or her experience with our company the best one possible. I hope we can continue to do the same for you. If you have any other questions, please call me at the telephone number provided below. I can be reached Monday through Friday from 8 a.m. to 5 p.m. Eastern.

Sincerely,

Conflicts with P1 statement. My calls are not received or returned ERB

Matt Mower

Matt Mower
Customer Advocate
Office of the Chairman
1.800.441.7048, extension 78303

Enclosures

cc: Office of the Comptroller of the Currency, Case# 819611

Exhibit 1

Bank of America

The referenced article is presented as Exhibit 4. ELB

Kenneth D. Lewis
Chairman and CEO

April 24, 2008

Mr. Emil Bereczky

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Bereczky:

I am writing to thank you for your investment in Bank of America, and for attending our Annual Meeting of Shareholders with your wife. At the meeting, you asked if I would provide you some background concerning our policy allowing for use of the Matricula Consular card as a form of identification.

The attached article, which I contributed to *The Wall Street Journal* on the subject last year, is the best explanation I can provide for our policy.

Best regards,

Sincerely,

Kenneth D. Lewis

Enclosure

Bank of America Corporation, NC1-007-58-10
100 North Tryon Street, Charlotte, NC 28255

EXHBIT #3

Remarks Presented at the Bank of America Stockholders' Meeting
Charlotte, NC, April 23, 2008
Emil L. Bereczky

*** FISMA & OMB Memorandum M-07-16 ***

Tel./Fax:** FISMA & OMB Memorandum M-07-16 ***

I am Emil Bereczky; my wife Clare is also attending. We own over 2200 shares of Bank of America Stock and are concerned about further erosion of its value due to B of A' unwise actions.

We are from the Los Angeles, CA, area and are attending to present major concerns about possible illegal policies by Bank of America. We undertook this expensive trip so that the Board, CEO Lewis and Governance Chair Ryan, as well as the stockholders could hear us first hand. These policies , if continued, could further depress earnings and the stock price, possibly even endanger B of A's very existence in a worst case scenario.

These concerns relate to B of A's acceptance of matricula consular cards to provide banking services to illegal alien residents. These cards are issued by a foreign Government on US soil! For these not familiar with these cards, only those lawbreaking aliens, who are in this country illegally have use for them. They entered the US illegally, they reside here illegally and cannot be employed legally according to Federal Law. The cards prove their illegal residency and that they are lawbreakers.

The acceptance of matricula consular cards by B of A for providing financial services to these lawbreakers appear to be a violation of Federal Law and could result in criminal and liability suits. B of A's own code of ethics is violated, no doubt about it. I reviewed it.

Please, note that by providing checking and savings accounts and credit cards to illegal resident aliens, some of who could be terrorists or members of violent gangs, the Bank of America enables them to send and receive money to/from anywhere in the world. This could become a serious problem to the Bank. Further, liability insurance coverage could be compromised in case of illegal activity by the Bank. If we are not satisfied with Bank of America's actions, we will consider submitting a stock holder proposal by next November. We would like to discuss with appropriate personnel immediately after this meeting proper handling of this.

Now, I would like to ask Mr. Lewis and Mr. Ryan to respond to our concerns about the Bank's questionable practice of accepting matricula consular cards to provide banking services to illegal resident aliens. When will this practice stop? We ask for your comments now and by letter to our home address.

Our contact information is being handed to ~~the attendant next to us~~. Mr D. H. Rupp per Mr Lewis' instructions

Exhibit 5 2 pages

DEPARTMENT OF THE TREASURY
WASHINGTON, D.C.

SECRETARY OF THE TREASURY

July 21, 2004

The Honorable C.W. Bill Young
Chairman
Committee on Appropriations
US House of Representatives
Washington, DC 20515

Dear Chairman Young:

I write to request your assistance concerning a provision changing the Administration's policy under the USA PATRIOT Act, which is now pending before the full Committee in the Transportation and Treasury Appropriations bill.

The provision at issue, which was adopted during Subcommittee consideration of the bill, would prevent the Treasury Department from spending any funds to issue or enforce regulations that do not preclude acceptance by financial institutions of the Matricula Consular card as a form of identification. Matricula Consular cards are identification cards issued by the Mexican Government to Mexican nationals abroad.

The Administration believes as a general matter that Americans are better protected if consumers of all nationalities are invited into the financial mainstream. Having consumers use regulated financial services providers offers better protections than leaving sectors of the population to underground providers, such as unregulated hawalas, where they may be more exposed to elements involved in money laundering and terrorist financing. Because this provision could drive large sections of the U.S. population to underground financial services, it would weaken the Government's ability to enforce our money laundering and terrorist financing laws.

In April 2003, the Treasury Department issued regulations under Section 326 of the USA PATRIOT Act. The regulations became effective in June of 2003 and were issued jointly with the federal functional regulators. They require financial institutions to develop effective methods for verifying the identity of their customers and direct the financial supervisors to validate the effectiveness of those methods. The amendment would prevent Treasury enforcement of these regulations.

In response to concerns raised on the Matricula Consular issue after the regulations were finalized, Treasury sought additional public comment on this issue from those affected by the regulations. Over 34,000 comments were received, including many from state and local law enforcement who accept the Matricula Consular card. After carefully considering the facts and all of the comments, over 80% of which agreed with the original regulations, we uphold the original regulations.

All types of identification documents have both strengths and weaknesses. For this reason, we have a flexible standard that accommodates local conditions as well as innovation in verification techniques—not a list of documents or methods that must or must not be used. Rather, we rely on financial institutions—rigorously supervised by their financial examiners—to verify the identity of their customers.

I respectfully request that this provision be removed from the bill during consideration by the full Appropriations Committee. I will continue to work with you and your staff on other matters of interest in the pending legislation.

A corresponding letter has been sent to Mr. Obey.

Sincerely,

John W. Snow

Exhibit 6
No reply to date
1/1/09
ELB

Mr. Emil L. Bereczky

*** FISMA & OMB Memorandum M-07-16 ***

May 30, 2008

Mr. K.D. Lewis
Chairman and CEO
Bank Of America
201 N. Tryon Street
Charlotte, NC 28255

Financial Services for
Illegal Resident Aliens

Mr. Lewis:

I have received your letter of April 24, 2008, including a copy of your Wall Street Journal article. Thank you for these.

I have - and do - expect a far more complete reply to my specific concerns raised at the Stock Holders' Meeting. It is clear that the stockholders' interests are still sacrificed for short term illusionary profit by B Of A.

Your article does not even begin to address our concerns. Further, the reference to Secretary Snow's quote is inappropriate, misleading, and may have been taken out of context. This is important because this reference is the cornerstone of your arguments in favor of providing services to illegal resident aliens. Please send a copy of Mr. Snow's referenced document, so that I would have a better understanding on this.

It seems, Mr. Lewis, that you are confusing national origin - as Mr. Snow is quoted - with illegal residency.

I am a proud legal U.S. Citizen resident; those, who just cross our borders without our Governmental approval are criminals by definition. This is not debatable. They are Not unlike those, who rob banks. Would you provide services to bank robbers, who present a certificate, such as Matricula Consular cards to prove their criminal status? I doubt it. A citizen's arrest would be more appropriate.

Time is of essence in order to meet the November deadline for submittal of a stockholder's proposal in the absence of satisfactory handling of my concerns. Please, also be advised that we are planning to attend the next stock holders' meeting and will actively participate.

Please, respond to my remarks (copy enclosed) and to this letter, as well as for a complete copy of Mr. Snow's remarks by June 16, 2008.

In the absence of a response from B Of A to this stockholder, I will contact Rep. Myers and others with my concerns and for assistance.

Thank you for your help in this matter.

Sincerely,

Emil L Bereczky

Emil L. Bereczky
Bank Of America Stockholder

cc: D. Rupp, B Of A
C. Rexrode, The Charlotte Observer

Encl.: 1. My remarks presented at the B Of A Stockholder's meeting, 04/23/08.
2. U.S. Predicts 22% rise in deported convicts; Orange County Register, May 24, 2008.
3. W.S.J. article by K. Lewis

P.S.: I did not reply to your letter sooner because I was out of the Country for almost the entire month of May, 2008.

HUNTON&
WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA
28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 16, 2008

Rule 14a-8



**BY OVERNIGHT DELIVERY**

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Emil L. Bereczky

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

**GENERAL**

The Corporation has received a proposal and supporting statement dated October 31, 2008 (the "Proposal") from Emil L. Bereczky (the "Proponent") for inclusion in the proxy materials for the Corporation's 2009 Annual Meeting of Stockholders. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

**SUMMARY OF PROPOSAL**

The Proposal requests that "the Board of Directors take appropriate action to terminate the Bank's acceptance of matricula consular cards for identification when providing banking services."

**REASON FOR EXCLUSION OF PROPOSAL**

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(7) and 14a-8(i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7). The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal's supporting statement contains materially false and misleading statements in violation of Rule 14a-9.

**1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.**

Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for stockholder oversight. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See Exchange Act Release No. 34-40018* (May 21, 1998). In addition, one must also consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See id.*

**A. The Proposal relates to the Corporation's core products and services.**

***General.*** The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves more than 59 million consumer and small business relationships with more than 6,100 retail banking offices, more than 18,000 ATMs and online banking with more than 25 million active users. The Corporation is the leading overall Small Business Administration (SBA) lender in the United States and the leading SBA lender to minority-owned small businesses. The Corporation serves clients in more than 150 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 83 percent of the Fortune Global 500. In short, the Corporation's day-to-day business is the provision of financial services, including the extension of credit, financing and investment services, to its clients. Notwithstanding these facts, the Proposal attempts to provide stockholders with the power to determine to whom the Corporation can or cannot extend banking services. The Proposal relates to the Corporation's ordinary business operations because it relates directly to the services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services by the Corporation to its customers and its relationships with such customers.

***Decisions Surrounding the Extension of Banking Services to Customers Are Part of the Corporation's Ordinary Business.*** The manner by which the Corporation provides banking services requires inherently complex evaluations and is not something which stockholders, as a group, are in a position to properly and coherently oversee. Accordingly, it would not be appropriate for stockholders as a group to control these assessments. The Division has agreed that the decisions regarding the provision of particular products and services to particular types of customers involves day-to-day business operations.

For example, in *Bank of America Corporation* (February 27, 2008) ("*Bank of America I*"), a proposal requested an annual report detailing various aspects of a financial service company's practices and policies that the proponent believed were connected to the provision of financial and banking services to illegal immigrants, including the acceptance of matricula consular cards as a form of identification. The Division permitted the exclusion of that proposal pursuant to Rule 14a-8(i)(7), citing that the proposal related to "Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations)." Likewise, the Proposal addresses the acceptance of matricula consular cards as a form of identification, and the Proponent clearly ties the Proposal to his concerns over illegal immigration when he states in his supporting statement that "[r]elying on Mexican matricula for identification is clear admission that the bearer is in the United States illegally." The Proponent expressly seeks to limit the banking services the Corporation may provide to individuals the Proponent believes are illegal immigrants. As clearly set forth in the Division's response in *Bank of America I*, a company's ordinary business operations include decisions concerning "customer relationships." Therefore, this Proposal falls within the Corporation's ordinary business operations to determine which customers it may legally enter into banking relationships.

Further, in *Bank of America Corporation* (February 21, 2007) ("*Bank of America II*"), a proposal called for a report about "the provision of any financial services for any corporate or individual clients that enable capital flight and results in tax avoidance." In *Bank of America II*, the proponent sought to prohibit a financial services company from providing financial services to clients to which the proponent objected and to clients that might use such financial services in a manner to which the proponent objected. The Division found that the proposal dealt with the "sale of particular services" and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *Bank of America Corporation* (March 7, 2005), a proposal mandated that a financial services company not provide "credit or other banking services" to customers engaged in certain activities (i.e., payday lending) to which the proponent objected. The Division found that the proposal dealt with the provision of financial services, namely its "credit policies, loan underwriting and customer relations," and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *Bancorp Hawaii, Inc.* (February 27, 1992) ("*Bancorp Hawaii*"), the Division found that a proposal that would have prohibited a financial services company from participating in a number of specified business activities, including purchasing bonds, making loans and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide financial services to a particular customer is the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring a financial services company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989), a proposal prohibiting a financial services company from making loans to corporations that have changed their annual meeting dates was excludable because it related to ordinary business operations. The forgoing examples are all the same—the proponent sought to involve stockholders in decisions involving the extension of credit and banking services. The Proposal is no different. The Proponent wants to involve itself in the banking decisions and policies regarding the customers to whom the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services. Specifically, the Proponent wants to involve itself in the policies and practices regarding the "acceptance of matricula consular cards for identification when providing banking services."

***The Provision of Banking Services is Ordinary Business.*** The Division has also found that proposals regarding the provision of banking services are matters of ordinary business. In *Citicorp* (January 26, 1990), the Division found that a proposal to write down, discount or liquidate loans to developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses the Corporation's customer relationships.

**B. The Proposal's nexus to the Corporation's day-to-day business operations overrides any social policy considerations.**

The Division on many occasions has permitted the exclusion of a proposal that is integral to the ordinary business operations of a company even though it raises an important social issue such as illegal immigration. More specifically, the Division has considered proposals that concerned the issue of immigration and failed to preclude exclusion of an ordinary business proposal on the basis that immigration raised an overriding social policy issue. For example, in *The Western Union Company* (March 7, 2007) ("*Western Union*"), the proponent sought a "special review of the effect of Western Union's remittance practices on the communities served . . . and corporate giving practices." In that letter, Western Union argued that specific issues involving immigrants living in the U.S., such as the issue of remittances, did not raise overriding social policy issues— "the transaction fees paid by immigrants to send money home, the exchange rates that apply to those particular money transfer transactions and the charitable giving practices of large corporation are not 'sufficient significant social policy issues' that would take the Proposal outside the scope of Rule 14a-8(i)(7)." The proponent responded to Western Union's no-action request in a letter to the Commission that urged the Division to withhold no action relief on the basis that immigration is an overriding social policy issue. The proponent in *Western Union* emphasized, "[r]emittances as a part of the larger immigration debate, like drug pricing, are a major issue of public policy. . . . Several prominent national institutions have made the remittance issue a central part of their work . . . The issue of remittances and immigration is a matter of significant social policy and the Proposal merits inclusion on this basis as outlined in the SEC's 1998 Exchange Release 34-40018." Notwithstanding the express arguments of the proponent concerning the direct connection between the proposal and the issue of immigration, the Division found the proposal excludable because it related "to Western Union's ordinary business operations."

In another letter concerning immigration, *Pacific Telesis Group* (January 22, 1997), the Division permitted the exclusion of the proposal despite the fact that it concerned immigration. In that letter, the proponent sought information regarding the company's charitable contributions to the Mexican American Legal Defense and Education Fund as well as similar organizations involved in the issue of immigration. The proponent's supporting statement clearly highlighted the proposals direct connection to the issue of immigration, "[a] look at MALDEF'S own annual reports clearly shows an extremist ethnic organization pushing forth a broad radical political agenda. This includes: open borders, multilingual ballots, forced bilingual education, preferential academic admissions, Motor-Vehicle registration without verification of citizenship, opposition to enforcement of existing immigration laws, funding of the Southwest Votor [sic] Registration Project without citizenship requirements. Their agenda is . . . to weaken and change existing laws to allow increased legal and illegal immigration." Further, the Division did not find that the social policy issue of illegal immigration overrode the ordinary business functions of establishing "credit policies, loan underwriting and customer relations" in *Bank of America I* (*see above*), where the proponent sought an annual statement regarding the company's provision of financial and banking services to illegal aliens.

In other areas that may be deemed to raise social policy issues, the Division has permitted the exclusion of proposals. For instance, *Wachovia Corporation* (January 25, 2005), *Minnesota Mining and Manufacturing Company* (February 19, 1998), *Colgate-Palmolive Company* (February 10, 1997) and *American Express Company* (February 28, 1992) dealt with proposals that pertained to abortion. Further, in *Centura Banks* (*see above*), the Division permitted the exclusion of a proposal that involved the sale of illegal drugs, and in *T. Rowe Price* (December 27, 2002), the Division allowed a proposal to be excluded that involved America's war on terrorism. Even in circumstances when a company's business closely related to a social issue, the Division has permitted the exclusion of a proposal if the proposal was intertwined with the company's ordinary business operations. For example, in *Eli Lilly &Co.* (February 8, 1990), a proposal relating to the manufacture and distribution of an abortion-related drug, the Division found the proposal excludable under Rule 14a-8(i)(7) "since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., decisions involving choice of products to develop, manufacture and distribute)." Also, in *Hospital Corp. of America* (February 12, 1986) a proposal to prohibit "abortions at Company owned or managed facilities, except in limited circumstances" was found excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business. Similarly, the Corporation believes that the decision regarding which customers are eligible to receive the Corporation's services clearly falls within the day-to-day operations of the Corporation's business and may be excluded under Rule 14a-8(i)(7). As the Division has previously found that proposals involving immigration as well as other significant policy issues, such as abortion and the war on terrorism, to be excludable when the ordinary business considerations are so intertwined with the social policy issue so as to outweigh the importance of the social policy issue, so, too, should the Division permit the exclusion of the Proposal.

**C. The Proponent seeks to micro-manage the affairs of the Corporation through the Proposal.**

Exchange Act Release No. 34-40018 dated May 21, 1998 states that one must consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The federal laws, rules and regulations that govern the Corporation's banking and other operations are extremely detailed and complex. The Corporation is uniquely qualified to ensure compliance with such laws, rules and regulations. This point is evidenced by the fact that the Proposal erroneously presents and interprets the governing law and wrongfully accuses the Corporation of acting illegally. By seeking to control the individuals to whom the Corporation may offer banking services, the Proponent seeks to micro-manage the affairs of the Corporation. The Proponent is not in the best position to properly assess the current laws, rules and regulations surrounding the individuals whom the Corporation may serve or the best business practices concerning customer relationships. These are complex matters that are proper functions of the Corporation's management.

**D. Conclusion.**

The provision of financial services to customers form the core of the Corporation's ordinary business operations. The Proposal seeks to limit those individuals with whom the Corporation may establish a customer relationship, which is an issue relating to the Corporation's extension of credit policy and is part of the Corporation's ordinary business operations. The Board of Directors and management are in the best position to determine what policies are legal as well as prudent to service the Corporation's clients. The Proposal seeks to take this authority from management. Consistent with the foregoing discussion and prior statements by the Commission, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

**2. The Corporation may omit the Supporting Statement pursuant to Rule 14a-8(i)(3) because it is false and misleading, in violation of Rule 14a-9.**

If the Division is unable to concur with the Corporation that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as described above, the Corporation believes that the Proposal and its supporting statement may be omitted pursuant to rule 14a-8(i)(3). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. *See e.g., Sysco Corp.* (August 12, 2003) and *Siebel Systems, Inc.* (April 15, 2003). The Division has further stated that companies may rely on Rule 14a-8(i)(3) to exclude a statement where it "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; the company demonstrates objectively that the supporting statement is materially false or misleading." *Staff Legal Bulletin No. 14B* (September 15, 2004).

**A. The Proposal asserts that the Corporation is violation federal law and regulations promulgated by the Department of the Treasury.**

The Proposal expressly states that the Corporation violates federal law and regulations promulgated by the Department of the Treasury— "[t]he acceptance of matricula consular cards violates both federal law (18 USC 1324 (a) (1) (A) (IV)) and Department of the Treasury regulations (31 CFR 103.121)," "[s]ince the U.S. government believes that the matricula consular cards are primarily used by illegal aliens, the Bank should not be accepting such cards as proper identification for its customers. The Bank encourages illegal immigrants to use its services and consequently their residency," and "the Bank continue[s] to violate federal law and regulations .... The Bank must change its policies to become compliant . . ." These statements are false and misleading as they indicate that the Corporation is knowingly and actively violating the law, which is not true. The Corporation follows all federal laws relating to identification requirements for new customers and does not market its banking services to undocumented individuals. Further, the Proponent wrongly draws the conclusion that all individuals using matricula consular cards are illegal aliens. Matricula consular cards are legitimate forms of identification issued by the governments of Mexico and other Latin American nations. The use of such card by an individual is not conclusive evidence that such person is an illegal alien. While the use of matricula consular cards as a form of identification may allow for the possibility that illegal immigrants may use such cards to participate in the United States' financial system, these cards are also a key tool in the nation's efforts to ensure the financial system is not used for illegal purposes. Also, to receive banking and/or financial services using a matricula consular card, the Corporation may require additional information, depending on the service and method of enrollment, such as a social security number or ITIN[1] and the individual's current street address (and any prior addresses if the individual has lived at such address for less than five years).

Additionally, the laws that the Proponent cites, 18 USC 1324(a)(1)(A)(IV) and 31 CFR 103.121 do not directly address matricula consular cards. 18 USC 1324 prohibits anyone from "encourag[ing] or induc[ing] an alien to come to, enter, or reside in the United States, knowing or in reckless disregard of the fact that such coming to, entry, or residence is or will be in violation of law."

[1] The ITIN is a tax processing number that is issued by the Internal Revenue Service to non-permanent resident and nonresident aliens who do not have and are not eligible to obtain a social security number.

Accepting matricula consular cards when legally permitted to do so would not violate this statute. Again, as noted above, the Corporation does not knowingly market its banking services to illegal aliens. The Proponent further recites the section of 31 CFR 103.121 that requires that the Corporation "include risk-based procedures for verifying the identify of each customer to the extent reasonable and practicable." However, the Proponent fails to discuss that required customer information includes an "[i]dentification number, which shall be: . . . (ii) For a non-U.S. person, one or more of the following: a taxpayer identification number; passport number and country of issuance; alien identification card number; or number and country of issuance of any other government-issued document evidencing nationality or residence and bearing a photograph or similar safeguard." Matricula consular cards therefore fall within this accepted category of identification in the regulation that the Proponent claims the Corporation is violating. The Proponent bases his argument that the acceptance of matricula consular cards is illegal on statements made by Steve McCraw, Assistant Director of The Office of Intelligence, Before the House Judiciary Subcommittee on Immigration, Border Security, and Claims on Consular ID Cards on June 26, 2003. While Mr. McCraw highlights his concerns regarding matricula consular cards, his opinion does not make acceptance of the cards, which are a valid form of identification under 31 CFR 103.121, illegal.

**B. The Proposal asserts that the Corporation is violating its Code of Ethics.**

In addition to asserting that the Proposal violates federal law and Treasury regulations, the Proponent also asserts that the Corporation, by violating federal law and Treasury regulations, violates its Code of Ethics. The Proponent states, "the Bank also ignores its own Code of Ethics." This is patently false. As the Corporation is not engaging in illegal behavior in regards to accepting matricula consular cards as a valid form of identification, as described above, it is not violating the section of its Code of Ethics that states "[y]ou must not take any action, either personally or on behalf of Bank of America, which violates any law [or] regulation."

**C. Conclusion.**

By partially describing 18 USC 1324(a)(1)(A)(IV) and 31 CFR 103.121 and referencing congressional testimony highlighting potential problems with the matricula consular cards, the Proponent presents false and misleading information that the Corporation is violating federal law and regulation. In addition, the Proponent wrongfully charges the Corporation with illegal conduct and, therefore, with violating its Code of Ethics. As the Corporation follows federal and state guidelines in determining the individuals with whom it may conduct business and does not market its banking services to illegal aliens, the assertions made by the Proponent are inaccurate on their face. Based on the discussion above, the Corporation has clearly and objectively demonstrated that the statements set forth in the Proposal and its supporting statement violate Rules 14a-8(i)(3) and 14a-9. The Corporation therefore believes that the Proponent's supporting statement is properly excludable pursuant to Rules 14a-8(i)(3) and 14a-9.

**CONCLUSION**

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Emil L. Bereczky

**EXHIBIT A**

See attached.

Emil L. Bereczky
*** FISMA & OMB Memorandum M-07-16 ***

FAX/Tel.: *** FISMA & OMB Memorandum M-07-16 ***

November 04, 2008

Bank of America Corporation
Attention: Corporate Secretary
101 South Tryon Street, N.C. 1-002-29-01
Charlotte, North Carolina 28255

Stockholder Proposal for
Proxy Statement, for 2009
Annual Meeting

Gentlemen,

Enclosed please find my proposal titled "No Banking Services for Illegal Aliens." Please, include with this title in the proxy statement for the 2009 Annual Meeting of the Bank of America.

I will attend the April, 2009, Stockholders' meeting to orally present this proposal. My wife, Clare, will also be in attendance.

Attached, please find a letter from my broker, Smith Barney, attesting to the size and value of my B of A stock holding. Page four of the September, 2008, account statement is also attached and it shows that the majority of these shares (2,059.4963 shares) were purchased on 10/08/03. The balance was purchased over one year ago.

I intend to maintain ownership of these shares until after the 2009 stock holder's meeting. Further, I will confirm my ownership as of the "record date," which is March 4, 2009, according to the Bank's Legal Department. Please, advise if this requires another letter from my broker.

Please, confirm your receipt and acceptance of my proposal for inclusion in the 2009 Proxy.

I request that my address, telephone number, and other identifying information not be listed with my proposal. Please, keep a list of those that might request such personal information. Our "safety" is a concern.

Should you require additional information, please advise.

Sincerely,

Emil L Bereczky

Emil L. Bereczky
Stockholder, Bank of America

Encl.: 1. Stockholder Proposal:
No Banking Services
For Illegal Aliens.

2. Letter from Smith Barney/C. R. Price
re share holding.

3. September Smith Barney's 2008, Account Statement, Page 4.

4. Please, be advised that Mr. Price and his team are transferring to UBS Financial Services, Inc, 20 Pacifica, Suite 1500, Irvine, CA 92618, Tel.: 949-453-5185, FAX: 949-453-5200. My account will be transferred to UBS and remain under their management.

ELB/cb

BANK OF AMERICA

No Banking Services for Illegal Aliens

Stockholder Proposal for the 2009 Annual Meeting of Stockholders
By: Emil L. Bereczky

RESOLVED:

The shareholders request that the Board of Directors take appropriate action to terminate the Bank's acceptance of matricula consular cards for identification when providing banking services.

Stockholder's Statement Supporting this Proposal:

Matricula consular cards are issued by other countries as identification cards for their nationals. Although Mexico issues the predominate number of matricula consular cards, other countries - such as Ecuador and Guatemala seeing its success - are now considering the issuance of similar cards. In 2003, Steve Mc Craw, Assistant Director of The Office of Intelligence, FBI testified that matricula consular cards are primarily used by illegal aliens. Moreover, he stated that matricula consular cards are not reliable forms of identification because there is no means of verifying the true identity of the card holder.

Relying on Mexican matricula for identification is clear admission that the bearer is in the United States illegally. The Code of Ethics for Bank of America ("the Bank") states, "You must not take any action, either personally or on behalf of Bank of America, which violates any law [or] regulation." The acceptance of matricula consular cards violates both federal law (18 USC 1324 (a) (1) (A) (IV)) and Department of the Treasury regulations (31 CFR 103.121).

Receiving banking services are essential to live in the United States. Under federal law, it is a serious crime to encourage illegal aliens to reside in the United States in reckless disregard of the fact that the individuals entered the country unlawfully. Since the U.S. government believes that the matricula consular cards are primarily used by illegal aliens, the Bank should not be accepting such cards as proper identification for its customers. The Bank encourages illegal immigrants to use its services and consequently their residency.

Department of the Treasury regulations require banks to implement a Customer Identification Program which "must include risk-based procedures for verifying the identity of each customer to the extent reasonable and practicable. The procedures must enable the bank to form a reasonable belief that it knows the true identity of each customer." The Bank is among the largest in retail banks, credit card issuers, mortgage issuers, and retail brokerages. It has millions of customers throughout the country, including near the Mexican border. Since the

Bank has governmental notice that matricula consular cards are unreliable and are issued by the Mexican government, the Bank cannot have reasonable belief of the true identity of their customers.

Not only does the Bank continue to violate federal law and regulations, the Bank also ignores its own Code of Ethics. The Bank must change its policy to not only become compliant but also to be the responsible leader in the banking industry.

Please, vote yes on this proposal to send this message.

Emil L Bereczky

Emil L. Bereczky
Stockholder

ELB/cb
10/31/2008



END